UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71053

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bernstein Institutional Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

245 Park Avenue
(No. and Street)

New York	**NY**	**10167**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kiho Rhee	**917-344-8533**	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PriceWaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

150 3rd Avenue South, Suite 1400	**Nashville**	**TN**	**37201**
(Address)	(City)	(State)	(Zip Code)

10/20/2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kiho Rhee _____ , swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of _____ , as of
12/31 _____ , 2 4 ____ , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

TYENA SANTOS
NOTARY PUBLIC, STATE OF NEW YORK
Registration Number # 01SA6424032
Qualified in Bronx County
Commission Expires Oct. 25, 20 25

Tyena Santos
Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____   _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BERNSTEIN INSTITUTIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024
(AUDITED)

BERNSTEIN INSTITUTIONAL SERVICES, LLC

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Bernstein Institutional Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bernstein Institutional Services, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Nashville, TN
March 31, 2025

We have served as the Company's auditor since 2024.

PricewaterhouseCoopers LLP, 150 3rd Avenue South, Suite 1400, Nashville, TN 37201
T: (615) 503 2860, www.pwc.com/us

BERNSTEIN INSTITUTIONAL SERVICES. LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

Assets

Cash	$	138,595,784
Financial Instruments owned, at fair value		8,061,372
Due from broker		3,756,377
Due from affiliates		12,568,597
Property and equipment, net		2,829,379
Commissions and fees receivable		9,057,810
Right-of-Use Asset		23,533,593
Other assets		3,037,102
Total assets	$	201,440,014

Liabilities and Members Equity

Liabilities

Securities sold, not yet purchased, at fair value	$	672,887
Due to broker		4,999,283
Accounts payable and accrued expenses		6,827,925
Operating Lease Liability		23,796,337
Soft dollar payable		13,021,391
Employee compensation payable		54,392,249
Due to affiliates		25,943,236
Total liabilities		129,653,308
Members' equity		71,786,706
Total liabilities and members' equity	$	201,440,014

See accompanying notes to financial statement.

BERNSTEIN INSTITUTIONAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. Nature of Business

Bernstein Institutional Services, LLC ("the Company") was a wholly owned subsidiary of AllianceBernstein L.P. ("AB") and was created in 2023 as a single member Delaware limited liability company with nominal capital. The Company became a FINRA member in January 2024. Effective, April 1st the Company, became a wholly owned subsidiary of Bernstein North America Holdings, LLC ("BNAH"), a joint venture between AllianceBernstein L.P. and Société Générale ("SG"). The Company commenced business activities on April 1, 2024.

The Company currently operates in a single reportable business segment. See Note 11 for Segment Reporting.

The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is also an investment adviser registered with the Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and New York Stock Exchange, Inc. (the "NYSE") as well as the Chicago Board Options Exchange (the "CBOE"). The Company is registered with Commodity Futures Trading Commission ("CFTC") as a guaranteed introducing broker ("GIB") and a member of National Futures Association (the "NFA"). The Company clears its brokerage transactions through its clearing broker dealer SG Americas Securities, LLC ('SGAS').

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") that requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2024. Significant estimates and assumptions may include fair value measurement of certain financial instruments and provisions for potential losses that may arise from litigations. The Company believes that the estimates utilized in the preparation of the financial statements are reasonable. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash and Cash Equivalents - The Company considers all high quality liquid investment instruments with original maturities of 90 days or less to be cash equivalents. The Company maintains $138,595,784 of cash in bank deposit accounts which, at times, may exceed federally insured limits and the Company has no cash equivalents.

Securities Transactions - Securities transactions are primarily for customer facilitation purposes and generally include exchanged traded equity securities.

Securities transactions in regular-way trades are recorded on a trade date basis and reported in Financial instruments owned, at fair value and Financial instruments sold, not yet purchased - at fair value on the Statement of Financial Condition.

The Company uses various valuation approaches, including published market prices or other relevant factors including dealer price quotations (see Note 3).

BERNSTEIN INSTITUTIONAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

Derivative Transactions - The Company enters into certain listed equity options primarily for customer facilitation purposes. The fair value of the options contracts is included in financial instruments owed, at fair value on statement of financial condition.

Fair Value Measurements - In accordance with FASB ASC 820 – Fair Value Measurements and Disclosures ("ASC 820"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the LLC has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

An instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The Company uses prices and inputs that are current as of the measurement date. In periods of market disruptions, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between levels (see Note 3).

Management reviews fair value measurements and appropriate levels for financial instruments on a monthly basis, or more frequently as needed.

Property and Equipment (Net) – Property and equipment are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets. Property and equipment are depreciated over three to five years.

BERNSTEIN INSTITUTIONAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

Income Taxes - The Company is a disregarded subsidiary in the Parent (BNAH)'s consolidated tax return. The Company pays no federal or state income taxes. BNAH is subject to certain local taxes including New York City general unincorporated business tax.

Operating Leases with Affiliate – The Company has operating lease agreements with an affiliate. Whether an arrangement is a lease or not is determined at inception of the contract. The right-of-use ("ROU") assets and lease liabilities associated with the operating leases are included in the Statement of Financial Condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company uses the rate implicit in the lease based on the information available as of the lease commencement date in determining the present value of lease payments. The lease terms include lessor's unilateral early termination options to terminate the leases. These options to extend are assessed on a lease-by-lease basis, and the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised. When calculating the measurement of ROU assets and lease liabilities, the fixed payments associated with the lease and any variable contractual obligations, such as operating expenses, real estate taxes, cleaning and utilities are excluded in the calculation.

Loss Contingencies – If the Company determines the likelihood of a negative outcome is probable and the amount of the loss can be reasonably estimated, an estimated loss for the expected outcome of litigation is recorded. If the likelihood of a negative outcome is reasonably possible the Company is able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, it discloses that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages. Such is also the case when the litigation is in its early stages or when the litigation is highly complex or broad in scope. In these cases, the Company discloses that we are unable to predict the outcome or estimate a possible loss or range of loss.

Current Expected Credit Losses ("CECL") - ASC 326 Financial Instruments – Credit Losses ("ASC 326) requires the Company recognize the current expected credit losses on all third-party financial assets at amortized cost. The Company measures its current expected credit losses for the estimated useful life of the financial assets by incorporating historical experiences, current conditions and reasonable as well as supportable forecasts, which contain forward-looking information, such as forecasted macroeconomics conditions.

The Company's third party-party financial assets within the scope of ASC 326 include cash, due from broker, commissions and fees receivable, and other assets. The Company's financial assets are generally short-term in nature and have not experienced any losses. The Company does not believe it is exposed to any significant credit risk, and does not have an allowance for credit losses at December 31, 2024.

Recently Adopted Accounting Pronouncements – In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07, Segment Reporting (ASC 280): Improvements to Reportable Segment Disclosures ("ASU No. 2023-07"). The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU No. 2023-07: 1. require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss (collectively referred to as the "significant expense principle"). 2. require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit

or loss. 3. require that a public entity provide all annual disclosures about a reportable segment's profit or loss and assets currently required by ASC 280, Segment Reporting ("ASC 280"), in interim periods. 4. clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment's profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. 5. require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. 6. require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU and all existing segment disclosures in ASC 280. ASU No. 2023-07 is effective for the Company on January 1, 2024. See footnote 9 Segment Reporting for the required disclosures upon the adoption of ASU No. 2023-07.

3. **Fair Value Measurements**

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a discussion of the Company's policies. The following tables presents information about the Company's assets and liabilities measured at fair value as of December 31, 2024:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investments (at fair value)				
Common Stocks	$ 3,539,290			3,539,290
Exchange Traded Funds	4,330,189			4,330,189
Options	191,888			191,888
Total	$ 8,061,367	$ -	$ -	$ 8,061,367
Liabilities				
Securities sold, not yet purchased (at fair value)				
Exchange Traded Funds	189,185			189,185
Options	483,702			483,702
Total	$ 672,887	$ -	$ -	$ 672,887

BERNSTEIN INSTITUTIONAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

There were no assets or liabilities measured at fair value on a non-recurring basis during 2024.

The carrying amounts and fair values of other financial assets and financial liabilities not measured at fair value in the Statement of Financial Condition approximate their fair value.

The Company assesses its financial instruments to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820-10. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the end of the reporting period.

Valuation Techniques

The Company values common stocks, options and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

4.   Derivatives and Off-Balance Sheet Risk

In the normal course of business, the Company may enter-into listed offsetting equity options in order to meet customers' trading facilitation needs.

The Company had long and short-listed option contracts with notional amount of $7.4 million and $7.9 million, respectively as of December 31, 2024.

5.   Property and Equipment (net)

Fixed assets consist of the following as of December 31, 2024:

Computer software	$	3,911,922
Computer equipment		15,178
		3,927,100
Less accumulated depreciation and amortization		1,097,721
	$	2,829,379

6.   Other Assets

Other assets consist of the following as of December 31, 2024:

Employee Loans	$	1,942,899
Prepaid Expenses		1,094,203
	$	3,037,102

BERNSTEIN INSTITUTIONAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) as the Company introduce securities transactions to a carrying broker-dealer on a fully disclosed basis. The Company also applies the guidance pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff for its other business activities.

8. Commitments and Contingencies

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions, or other relief. The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statement, and the Company can reasonably estimate the amount of that loss, the Company will accrue the estimated loss. The evaluation will also consider the existence of any affiliate or third-party indemnification agreements. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to any previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For legal proceedings, the Company does not believe, based on current knowledge and after consultation with counsel, that the resolution of such proceedings will have a material adverse effect on the Company's financial statements.

The Company has access to a committed revolving credit facility with Société Générale to support its liquidity and working capital needs. The facility amount is $60,000,000, of which $0 was drawn as of December 31, 2024. The remaining balance is available for future use. An annual commitment fee of 0.15% is charged on the used portion of the facility which is paid quarterly. The interest rate per annum shall be equal to the highest of (a) the Federal Fund Rate for such day plus one-half per annum, (b) the rate of interest from time to time announced by the Lender in the United States as it Prime Rate (c) term SOFR for a one-month tenor in effect for such days plus one percent (1%) per annum. The commitment termination date is April 1, 2025, subject to any potential extensions.

9. Related Party Transactions

During the year ended December 31, 2024, the Company engaged in various transactions with SG, AB and their various affiliates. Balances with respect to the related party activities are as follows:

<u>Statement of Financial Condition</u>

Due from Broker	$3,756,377
Due from Affiliates	$12,568,597
Right-of-Use Assets	$23.533,593
Other Assets	$1,942,899
Due to broker	$3,924,699
Operating lease liability	$23,796,337

BERNSTEIN INSTITUTIONAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

Due to affiliates $25,943,236

The Company's has various receivables from and payables to related/affiliated entities which largely represent reimbursements due for amounts received or paid on behalf of related/affiliated entities.

The Company maintains deposits with its clearing broker, SGAS, to support trading activity and meet regulatory requirements. These balances are included in Due to/from Broker.

The Company has a master service agreement with SGAS whereby the Company is provided clearing and execution services and other pass-through broker fees. At December 31, 2024, the Company has a payable outstanding of $7,290,892 included in due to affiliates on the Statement of Financial Condition under this agreement.

The Company also has a service level agreement with SG who provides general and administrative services. At December 31, 2024, the Company has a payable outstanding of $7,617,779 included in due to affiliates on the Statement of Financial Condition under this agreement.

The Company has a transition service agreement with AB who provides technology, market data and occupancy charges. At December 31, 2024, the Company has a payable outstanding of $7,195,742 included in due to affiliates on the Statement of Financial Condition under this agreement.

The Company has cooperation and data sharing agreement with Sanford C. Bernstein Holdings Limited ("SCB Holdings", a subsidiary of SG), related to data sharing costs. At December 31, 2024, the Company has a receivable under this agreement of $5,202,961 for recharges which is included in due from affiliates on the Statement of Financial Condition. In addition, as the company carries a global CSA liability on behalf of certain affiliates, they are reimbursed by such affiliates for such costs. The Company has an outstanding receivable of $3,884,573 related to such CSA liability transfers, which is also included in due from affiliates in the Statement of Financial Condition. Under the same cooperation agreement, the Company receives or pays research revenues allocated to affiliated entities under SCB Holdings. At December 31, 2024, the Company has a payable outstanding of $2,220,732 included in due to affiliates on the Statement of Financial Condition related to this affiliate recharge.

Finally, the Company has agreements with Société Générale Securities Japan Limited., and Sanford C. Bernstein (Hong Kong) Limited with respect to customers they introduce to the Company. At December 31, 2024, the Company has a payable under these agreements of $ 2,074,541, which is included in due to broker on the Statement of Financial Condition under this agreement.

The Company leases office spaces from a related party under operating lease arrangements.

The operating leases included in the Statements of Financial Condition include Right-of-use assets of $23,533,593 and Operating lease liability of $23,796,337 as of December 31, 2024.

Future annual minimum payments are as follows:

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

Year ending December 31,

2025	$ 3,300,557
2026	3,307,297
2027	3,272,251
2028	3,995,460
2029	3,995,460
2030	3,995,460
2031	3,995,460
2032	3,329,550
	$ 29,191,495

Weighted average remaining lease term and weighted average discount rate for the operating leases were 5 years and 5.22%, respectively.

10. Segment Reporting

The Company is engaged in a single line of business as a broker-dealer in order to conduct its capital market activities. More specifically, the Company provides brokerage execution services to institutional customers and other broker-dealers. The Company also provides research advisory services.

The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who uses net income to measure the results of the business, predominantly in the forecasting process, to manage the Company.

The Company's operations constitute a single operating segment and therefore a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2024, the Company's net capital was $42,521,734 which was $29,471,305 in excess of its minimum requirement of $13,050,429.

12. Cash and Non-Cash Contributions

In conjunction with the Company's change in ownership from being wholly owned by AB to BNAH, AB and SG contributed various cash and non-cash assets and liabilities to the Company. Below is a summary of the amounts contributed primarily by AB at inception, which includes various non-cash financing activities transactions. It should be noted that these assets and liabilities contributed by AB offset, as such there is no capital impact. The fair market value of such assets received, and liabilities assumed, are at their approximate carrying values.

Cash and Non-cash transactions were as follows:

Cash and cash equivalents	$ 39,486,000
Due from Affiliate	2,691,000
Property and equipment, net	3,927,000
Prepaid expenses	1,580,000
Total assets received	**47,684,000**
Soft dollars payable	$ 15,752,000
Due to Affiliate	157,000
Employee compensation payable	29,255,000
Accounts payable and accrued expenses	2,520,000
Total liabilities assumed	**47,684,000**

11. Subsequent Events

The Company evaluates subsequent events through March 31, 2025 the date on which the financial statements are available to be issued. The Company did not note any subsequent events requiring disclosure or adjustments to the financial statements.